UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42864

CCH Holdings Ltd

(Exact name of registrant as specified in its charter)

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000

Bukit Mertajam, Pulau Pinang, Malaysia

+(60) 4-5307694

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Results of the March 4, 2026 Annual General Meeting

CCH Holdings Ltd (the “Company”) held its annual general meeting of the members of the Company (the “Meeting”) on March 4, 2026, at 10:00 a.m. local time at No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000 Bukit Mertajam, Pulau Pinang, Malaysia. Holders of a total of 15,322,129.79 ordinary shares voted, out of a total of 21,950,000 ordinary shares issued and outstanding and entitled to vote at the Meeting, and therefore constituting a quorum as of the record date of February 24, 2026. All resolutions presented to the shareholders at the Meeting were duly passed. Capitalized terms not otherwise defined in this report shall have the meanings assigned to them in the Company’s notice of the Meeting dated February 24, 2026.

The full text of each resolution was included in the notice of the Meeting, which was filed with the Securities and Exchange Commission on Form 6-K on February 24, 2026. The full text of each resolution is also available on the Company’s website, https://ir.chickenclaypothouse.com.my/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCH Holdings Ltd

	By:	/s/ Goh Kok Foong
		Name:	Goh Kok Foong
		Title:	Chairman and Chief Executive Officer

Date: March 4, 2026

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